June 6, 2013

Via Edgar

Mr. Patrick Gilmore

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sourcefire, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-33350

Dear Mr. Gilmore:

Sourcefire, Inc. (the “Company”) is responding to comments (the “Comments”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 10, 2013 with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 (the “Form 10-K”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs corresponds to the numbering of the Comments, which for your convenience we have incorporated into this letter. Page references in the text of this response letter correspond to the page numbers of the referenced filing with the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 29

1.	You disclose that the increase in product revenue for 2012 was primarily due to higher product sales volume and the sales product mix favoring your higher priced appliances. We note management’s statement in your fourth quarter earnings call that at the end of 2012, the FirePOWER platform on a unit count basis represented less than 30% of your installed base. While we note that you disclose the percentage of product sales to existing customers and certain operating metrics, you do not provide a sense of the changes in the composition of revenues, such as by product or nature of revenue stream, or the extent to which these changes impacted results. Please tell us what consideration was given to providing disclosure regarding the following:

•	How much volume increased, including any operating metrics used, and the impact on revenues;

Mr. Patrick Gilmore

U.S. Securities and Exchange Commission

June 6, 2013

•	The extent to which revenues were impacted by higher priced product sales;

•	The extent to which revenues were impacted by new product offerings;

•	Relative revenue contribution of subscription and cloud-based services, which are generally recurring in nature; and

•	Relative revenue contribution by major product/service category and any related trends in product mix.

Please refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response to Comment 1:

We respectfully acknowledge the Staff’s comment, the requirements of Item 303(a)(3) of Regulation S-K, and the guidance set forth in SEC Release No. 33-8350.

We consider disclosure of trends in the composition of the Company’s revenues to contribute meaningfully to understanding and evaluating our results of operations. Historically, and for the fiscal year ended December 31, 2012, a substantial majority of our product revenue has been contributed by sales from a single product category: our intrusion prevention system (“IPS”) appliances. Our installed base of products includes appliances that operate on our current FirePOWER platform and appliances that operate on our prior product platforms. In addition to our IPS appliances, we have introduced new product categories and recurring sources of product revenue (such as subscription- and cloud-based products). However, the contribution of these items to our product revenue for the fiscal year ended December 31, 2012 was insignificant. Accordingly, we did not believe that disclosure regarding revenue from new product categories or recurring sources of product revenue would contribute to an understanding of our results of operations for the fiscal year ended December 31, 2012. We will continue to evaluate the impact of changes in the composition of our revenues on our results of operations and, in future filings, will include disclosure regarding the contribution to our product revenue of new product categories and recurring sources of product revenue, at such time as these items become material to our product revenue or such disclosure would otherwise contribute meaningfully to an understanding of our results of operations.

As noted in the Staff’s comment, on page 29 of the Form 10-K, we disclosed that the increase in our product revenue “was primarily due to higher product sales volume and the sales product mix favoring our higher priced appliances.” This disclosure was intended to explain the increase in our product revenue and to convey information regarding the overall trends in sales

Mr. Patrick Gilmore

U.S. Securities and Exchange Commission

June 6, 2013

of our IPS products. We did not believe that disclosure of specific metrics regarding the increase in sales volume of our IPS products or the impact of an increase in higher priced product sales within our IPS product line would provide meaningful additional information, primarily due to the lack of comparability with the prior period as a result of (i) the replacement of our previous product platform with the FirePOWER platform beginning in 2011 and continuing through 2012, and (ii) the relative variability of sales within our IPS product line from period to period. We will continue to evaluate our disclosure regarding changes in our product revenue and, in future filings, will disclose changes in sales volume and other specific metrics to the extent that such disclosure would contribute meaningfully to an understanding of changes in our product revenue.

Liquidity and Capital Resources, page 36

2.	We note that deferred revenue increased at a disproportionately higher rate compared to the increase in revenues for 2012. We further note management’s indication on the fourth quarter 2012 conference call that towards the end of 2012 there were multi-year renewals, mostly support, as well as increasing levels of the Advanced Malware Protection business. Please tell us what consideration was given to discussing the reasons for the increase in deferred revenues and the impact on the company’s liquidity. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response to Comment 2:

We acknowledge the Staff’s comment, the requirements of Item 303(a)(1) of Regulation S-K, and the guidance set forth in SEC Release No. 33-8350.

With respect to the increase in deferred revenue in 2012, we supplementally advise the Staff that the increase in deferred revenue primarily related to support agreements for our products as a result of new product sales in which associated support was purchased, annual support renewals by our existing customer base, and an increase in multi-year support arrangements. Although, as indicated on our fourth quarter 2012 conference call, the Advanced Malware Protection business increased relative to prior periods, it did not have a significant impact on our deferred revenue.

In our Form 10-K, we discussed the impact of changes in net operating assets, in the aggregate, on the Company’s liquidity. We did not separately discuss the individual elements that impacted the calculation of net operating assets, including deferred revenue, because we did not believe that the change in any particular element of net operating assets was material to our liquidity. In future filings, we will separately disclose material changes in individual elements of net operating assets and material changes in individual elements of other items that affect our liquidity. In addition, to the extent that such disclosure would contribute meaningfully to an understanding of the Company’s financial condition, we will disclose the reasons underlying such changes.

Mr. Patrick Gilmore

U.S. Securities and Exchange Commission

June 6, 2013

Consolidated Financial Statements

Note 16. Allowance for Doubtful Accounts and Sales Return Allowance, page F-27

3.	In light of the significant increase in activity in 2012, please tell us what consideration was given to separately disclosing the allowance for doubtful accounts and the sales return allowance. Please refer to Rule 12-02 of Regulation S-X. In addition, tell us what consideration was given to describing the reasons for the increase in activity for 2012 in your MD&A.

Response to Comment 3:

We respectfully acknowledge the Staff’s comment and the requirements of Regulation S-X.

In our Form 10-K, we disclosed the allowance for doubtful accounts and sales return allowance together in the table appearing on page F-27 because we did not believe that the accounts were individually significant or that separate disclosure of the accounts in the table would be material to investors. As we disclosed on page F-9 of the Form 10-K, our allowance for doubtful accounts and sales return allowance were $0.2 million and $1.5 million, respectively, at December 31, 2012. We believe these amounts were individually insignificant as they each represented less than 0.5% of total assets as of December 31, 2012, and accordingly we decided to group these amounts together.

We supplementally advise the Staff that the increased activity in the sales return allowance for 2012, as compared to 2011, was primarily due to two large customer product exchanges in which the customers returned products and contemporaneously purchased more powerful, higher-priced products.

We will continue to evaluate activity with respect to these accounts and, in future filings, will separately disclose, in tables similar to the one included in Note 16 of the Form 10-K, both significant accounts and accounts in which there are significant changes.

In light of the disclosures included on page F-9, the Company’s historical experience with doubtful accounts and sales returns, and an increase in our allowance accounts that is not inconsistent with the growth of the Company’s business, we did not include discussions of such accounts in our MD&A because we did not believe that such a discussion would contribute meaningfully to understanding and evaluating the Company’s financial condition or results of operations.

*    *    *

Mr. Patrick Gilmore

U.S. Securities and Exchange Commission

June 6, 2013

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require additional information, please do not hesitate to contact me at (410) 290-1616 or Lawrence R. Bard of Morrison & Foerster LLP at (703) 760-7798.

Sincerely,

/s/ Todd P. Headley
Todd P. Headley
Chief Financial Officer

cc:	Lawrence R. Bard, Morrison & Foerster LLP